
June 4, 2012

<u>Via E-mail</u>
Mr. Curtis Smith
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd
San Mateo, CA 94404

   Re: Keynote Systems, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2011
     Filed December 13, 2011
     File No. 000-27241

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kathleen Collins

       Kathleen Collins
       Accounting Branch Chief